UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Mobile-health Network Solutions Announces Unaudited Interim 2024 Financial Results

Mobile-health Network Solutions (the “Company”) (Nasdaq: MNDR), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, today announced its unaudited financial results for the six months ended December 31, 2023. A copy of the press release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

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Mobile-health Network Solutions and Subsidiaries
Condensed Consolidated Balance Sheets

	December 31, 2023	June 30, 2023
	US$	US$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	2,546,663	2,225,806
Accounts receivable, net	171,563	74,315
Inventories, net	219,745	146,381
Other current assets	50,682	164,410
Amount due from related parties	144,672	106,897
Total current assets	3,133,325	2,717,809

Non-current assets
Property and equipment, net	185,938	178,799
Intangible assets, net	46,150	70,783
Operating leases right-of-use assets	373,780	393,198
Other assets	103,783	81,950
Total non-current assets	709,651	724,730

TOTAL ASSETS	3,842,976	3,442,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,870,666	1,358,816
Accruals and other payables	511,887	826,167
Amount due to officers	138,080	133,586
Amount due to related parties	42,881	26,915
Operating lease liabilities, current	142,100	154,604
Income taxes payable	19,612	-
Total current liabilities	2,725,226	2,500,088

Non-current liabilities
Amount due to officers	827,947	994,708
Other liabilities	-	73,763
Operating lease liabilities	236,158	241,179
Total non-current liabilities	1,064,105	1,309,650

TOTAL LIABILITIES	3,789,331	3,809,738

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, $0.000004 par value, 6,250,000,000 shares authorized, 14,357,250 and 13,403,750 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively	57	53
Ordinary shares, Class B, $0.000004 par value, 6,250,000,000 shares authorized, 12,078,250 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively	49	49
Additional paid-in capital	10,378,791	8,496,710
Accumulated deficit	(10,614,700)	(9,153,001)
Accumulated other comprehensive income	289,448	288,990
Total shareholders’ equity (deficit)	53,645	(367,199)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	3,842,976	3,442,539

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Mobile-health Network Solutions and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss

	For the Six Months Ended December, 31
	2023	2022
	US$	US$

Revenue	6,643,842	2,988,188
- Third parties	6,432,882	2,801,304
- Related parties	210,960	186,884

Cost	(5,435,300)	(2,608,565)
- Third parties	(5,368,240)	(2,509,230)
- Related parties	(67,060)	(99,335)

Gross profit	1,208,542	379,623

Operating expenses:
Salaries and benefits	(1,829,568)	(1,048,824)
Depreciation and amortization	(73,066)	(44,793)
Selling, general and administrative	(769,985)	(606,923)
Total operating expenses	(2,672,619)	(1,700,540)

Other income:
Other income, net	2,378	30,852
Total other income, net	2,378	30,852

Loss before income tax expense	(1,461,699)	(1,290,065)

Income tax expense	-	-
Net loss	(1,461,699)	(1,290,065)

Other comprehensive income:
Foreign currency translation, net of income tax	458	250,487
Comprehensive loss	(1,461,241)	(1,039,578)

Net loss per share
Basic and diluted	(0.06)	(0.04)

Weighted average number of ordinary shares
Basic and diluted	26,177,150	28,951,750

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Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing, other factors beyond our control and other risks contained in reports filed by the Company with the SEC. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: May 20, 2024	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 20, 2024

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